FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utilities
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

								OMB APPROVAL
[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations continue. See Instruction 1(b)								OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response 0.5
(Print or Type Responses) Last Report Filed: September 5, 2002
1. Name and Address of Reporting Person Lindner S. Craig	2. Issuer Name and Ticker or Trading Symbol GREAT AMERICAN FINANCIAL RESOURCES, INC. (GFR)							6. Relationship of Reporting Person to Issuer (Check all applicable)
(Last) (First) (Middle) One East Fourth Street	3. IRS Identification, Number of Reporting Person, if an entity (Voluntary)				4. Statement for Month/Day/Year September 23, 2002			X Director	10% Owner
								X Officer (give title below)	Other (specify below)
(Street) Cincinnati, Ohio 45202					5. If Amendment, Date of Original (Month/Day/Year)			President
								7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date	2A. Deemed Execution Date, if any	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and 5)			5. Amount of Securities Beneficially Owned	6. Owner- ship Form: Direct	7. Nature of In- Direct Bene-
	(Month/ Day/ Year)	(Month/ Day/ Year)	Code	V	Amount	(A) or (D)	Price	Following Reported Transactions (Instr. 3 and 4)	(D) or Indirect (I) (Instr. 4)	Ficial Owner- ship (Instr. 4)
Common Stock									D
Common Stock									I	#1
Common Stock								35,059,995	I	#2
Common Stock	9/23/02		P		1,200	A	$15.50	53,530	I	#3
Common Stock								10,750	I	#4
Common Stock								13,414	I	#5
Common Stock								13,414	I	#6
Common Stock								13,414	I	#7
Common Stock								1,100	I	#8
Common Stock								2,664	I	#9
Common Stock								11,287	I	#10
									I	#11

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                                              Over
*If the form is filed by more than one reporting person, see Instruction 4(b)(v)                                                              SEC 1474 (9-02)

FORM 4 (continued) Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or| Exercise Price of Deriv- ative	3. Trans- action Date	3A Deemed Execution Date, if any	4. Transac- tion Code (Instr. 8)	5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)			6. Date Exercisable and Expiration Date (Month//Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative ecuri- ty	9. Number of Deriv- ative Secur- ities Bene-	10. Owner- ship Form of De- rivative Secur	11. Nature of In- direct Bene- ficial Owner-
	Security	(Month/ Day/ Year)	(Month/ Day/ Year)					Date	Expiration		Amount or	(Instr. 5)	icially Owned at End of	Ity Direct (D) or Indi-	Ship (Instr. 4)
				Code	V	(A)	(D)	Exercisable	Date	Title	Number of Shares		Month (Instr. 4)	rect (I) (Instr. 4)

Explanation of Responses:

Indirect #1     By S. Craig Lindner, Trustee for the S. Craig Lindner Living Trust dated 3-30-83.
Indirect #2     These Shares are held by American Financial Group, Inc. ("American Financial") and its subsidiaries. The Reporting Person is an officer, director and significant shareholder of American
                 Financial. The Reporting Person disclaims beneficial ownership of the American Annuity Group, Inc. equity securities held by American Financial.
Indirect #3     By Keith E. Lindner, Trustee under an Irrevocable Trust Indenture with the Reporting Person's spouse dated 2/13/85.
Indirect #4     Held by Spouse of Reporting Person as custodian for minor child SCL.
Indirect #5     Held by Spouse of Reporting Person as custodian for minor child CEL.
Indirect #6     Held by Spouse of Reporting Person as custodian for minor child CAL.
Indirect #7     Held by Spouse of Reporting Person as custodian for minor child CFL.
Indirect #8     Held by Spouse of Reporting Person under Living Trust dated 9/13/93.
Indirect #9     S. Craig Lindner Jr.
Indirect #10    S. Craig Lindner, 2000 Special Trust, Dated. 12/14/00

**Intentional misstatements or omissions of facts constitute Federal Criminal violations                        Karl J. Grafe________     September 24, 2002
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                           ** Signature of Reporting Person                         Date
                                                                       S. Craig Lindner
Note:  File three copies of this Form, one of which must be manually signed.                   By: Karl J. Grafe, Attorney-in-Fact              Page 2
       If space provided is insufficient, see Instruction 6 for procedure.                                                                       SEC 1474 (3/91